SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

RECEIVED

4 January 2007

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07020220

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Assistant Company Secretary

Encl.

PROCESSED
JAN 1 6 2007
THOMSON FINANCIAL

T:\Secretariat\Co Sec Department\SEC Listing\Monthly Returns 2006\Correspondence\L- SEC Letter - December 06 return - 4Jan06.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

File numb

RECEIVED

07 JAN 10 A 9:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Interim Results	SE Announcement	07-Dec-2006	✓				✓	Filed with SEC on 7 December 2006
Notice of Results	SE Announcement	21-Dec-2006	✓				✓	Filed with SEC on 21 December 2006
Voting Rights	SE Announcement	21-Dec-2006	✓				✓	Filed with SEC on 21 December 2006
88(2) - Various - 11,320 shares	Co House Forms	13-Dec-2006		✓				
88(2) - Lloyds TSB Registrars Corporate Nominee - 8,109 shares	Co House Forms	04-Dec-2006		✓				
288c - Change of Address - John Smith	Co House Forms	01-Dec-2006		✓				
EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	29-Dec-2006	✓					

Companies House
— for the record —

288c(ef)

Change in the details of a Director or Secretary

Company Name: **SEVERN TRENT PLC**

Company Number: **02366619**

Received for filing in Electronic Format on the: **29/11/2006**

X8DS6KXX

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **16/08/1957**

Original Name: **MR JOHN BARRY SMITH**

New Details

Date of Change: **07/08/2006**

New Address:
DOLESDEN FARM
DOLESDEN LANE
TURVILLE
HENLEY-ON-THAMES RG9 6JT

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **29/11/2006** *Authenticated:* **Yes (E/W)**

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	23	11	2006	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	367	5087	2655
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each share *(including any share premium)*	£6.805	£6.88	£7.20

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex.	Ordinary	8,109
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	8,109
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 4.12.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING. WEST SUSSEX BN99 6DA

ESP-EXEC/OPD/E1934 & E1973 Tel: 01903 833562

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	372	594	5,108
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	568p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ____________ Date 13. 12. 2006

A director / ~~secretary~~ / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars,	
The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/GW/5838	
Tel: 01903 833406	Fax: 01903 833277
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

2 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	12	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,842	1,154	1,131
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	536p	592p	759p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] Date 13.12.2006

A director / ~~secretary~~ / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/GW/5838 Tel: 01903 833406	 Fax: 01903 833277
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

3 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
12	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	119		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	823p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 11,320
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **11,320**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] Date 13.12.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/GW/5838 Tel: 01903 833406	Fax: 01903 833277
DX number	DX exchange

Final Terms dated 20 December, 2006

SEVERN TRENT WATER UTILITIES FINANCE Plc.

Issue of SKK 600,000,000 4.20 per cent. Fixed Rate Notes due 20 December 2025 (the "Notes")
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4, August, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at 2297 Coventry Road, Sheldon, Birmingham, W MIDLANDS, England and http://www.stwater.co.uk/ and copies may be obtained from Severn Trent Water Utilities Finance Plc at 2297 Coventry Road, Sheldon, Birmingham, W MIDLANDS, England.

1.	(i) Issuer:	Severn Trent Water Utilities Finance Plc.
	(ii) Guarantor:	Severn Trent Water Limited
2.	(i) Series Number:	80
	(ii) Tranche Number:	1
3.	Specified Currency:	Slovakia Koruny ("**SKK**")
4.	Aggregate Principal Amount:	SKK 600,000,000
	(i) Series:	SKK 600,000,000
	(ii) Tranche:	SKK 600,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Principal Amount
6.	Specified Denominations:	SKK 10,000,000
7.	Issue Date and Interest Commencement Date:	20 December, 2006
8.	Maturity Date or Redemption Month:	20 December, 2025
9.	Interest Basis:	4.20 per cent. Fixed Rate *(further particulars specified below)*
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:		Applicable
	(i)	Rate(s) of Interest:	4.20 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	20th December in each year from (and including) 20 December, 2007 up to (and including) the Maturity Date. There shall not be resulting adjustment to accrual. The Payment Date shall be adjusted in accordance with the Following Business Day Convention.
	(iii)	Fixed Coupon Amount(s):	SKK 420,000 per Note of SKK 10,000,000 in nominal amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360
	(vi)	Determination Date(s):	December 20 in each year
	(vii)	Other items relating to the method of calculating interest for Fixed Rate Notes:	None
16.	Floating Rate Note Provisions:		Not Applicable
17.	Zero Coupon Note Provisions:		Not Applicable
18.	Indexed Note Provisions:		Not Applicable
19.	Dual Currency Note provisions:		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount:	SKK 10,000,000 per Note of SKK 10,000,000 Specified Denomination
23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Not Applicable
24.	Cash Settlement Amount:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:	
	(i) Form:	Temporary global Note exchangeable for a permanent global Note which is exchangeable for definitive Notes only upon an Exchange Event.
	(ii) New Global Note:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Business Day:	None
27.	Talons for future Coupons or Receipts to be attached to definitive Notes in bearer form (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Company to forfeit the Notes and interest due on late payment:	Not Applicable
29.	Details relating to Installment Notes:	Not Applicable
30.	Redenomination applicable:	Redenomination not applicable
31.	Other terms or specified conditions:	Not Applicable

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilizing Manager (if any):	Not Applicable
33.	Name of Relevant Dealer:	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
35.	Additional selling restrictions:	Subject to certain exceptions, the Notes may not be offered publicly in the Slovak Republic. A "Public Offer" includes any communication to a broader circle of persons in any form and by means, presenting sufficient information on the terms of the offer and the securities to be offered, so as to enable an investor to decide to purchase or subscribe to the Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:	Signed on behalf of the Guarantor:
By:	By: ....
Duly authorised	Duly authorised

PART B – OTHER INFORMATION

1. LISTINGS:

(i) Listing:	Application has been made for the Notes to be admitted to trading on London Stock Exchange's Gilt Edged and Fixed Interest Market with effect on or about the Issue Date.
(ii) Admission to trading:	Pound Sterling ("**GBP**") 477.20 (GBP 100.00 for admission to the Official List of the UK Listing Authority and GBP 377.20.00 for admission to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market).
(iii) Estimate of total expenses related to admission to trading:	GBP 477.20

2. RATINGS

Ratings:	The Notes to be issued have not been rated

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

"Save as discussed in "Subscription and Sale" and for any fees payable to the Dealers, so far as the Issuer and the Guarantor are aware, no person involved in the issue of the Notes has an interest material to the offer."

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer:	Please refer to the section headed "Use of Proceeds" in Prospectus.
(ii) Estimated net proceeds:	SKK 600,000,000
(iii) Estimated total expenses:	Not Applicable

6. OPERATIONAL INFORMATION

(i) ISIN Code:	XS0279197239
(ii) Common Code:	027919723
(iii) Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, *société anonyme*, and the relevant identification number(s):	Not Applicable
(iv) Delivery:	Delivery against payment
(v) Names and addresses of additional Paying Agent(s) if any:	Not Applicable
(vi) Intended to be held in a manner which would allow Eurosystem eligibility:	No